                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                              FOR ANNUAL REPORTS OF
               EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 2005
                          -----------------

                                       OR

|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
         ACT OF 1934.

For the transition period from ______________ to _________________

                          Commission file number 1-106

         A. Full  title of the plan and the  address of the plan,  if  different from that of the issuer named below:

            401(k) Savings Plan of Lynch Corporation and Participating Employees

         B. Name of issuer of the  securities  held pursuant to the plan and the address of its principal executive office:

            Lynch Corporation
            140 Greenwich Avenue, 4th Floor
            Greenwich, CT 06830

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2005 and 2004

                                    CONTENTS

Report of Independent Registered Public Accounting Firm........................1

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).................9

                                       i

             Report of Independent Registered Public Accounting Firm

Board of Directors and Participants
401(k) Savings Plan of Lynch Corporation
  and Participating Employers

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Lynch Corporation and  Participating  Employers as
of December  31, 2005 and 2004,  and the  related  statements  of changes in net assets  available  for  benefits  for the  years  then  ended.  These  financial statements are the responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the  Plan's  internal  control  over  financial  reporting.  Our audits included  consideration of internal control over financial  reporting as a basis for designing audit  procedures that are appropriate in the  circumstances,  but not for the purpose of expressing an opinion on the  effectiveness of the Plan's internal  control  over  financial  reporting.  Accordingly,  we express no such opinion. An audit also includes examining,  on a test basis, evidence supporting
the  amounts  and  disclosures  in  the  financial  statements,   assessing  the
accounting  principles  used and significant  estimates made by management,  and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all  material  respects,  the net assets  available  for benefits of the Plan at
December  31,  2005 and 2004,  and the changes in its net assets  available  for benefits for the years then ended,  in conformity with U.S.  generally  accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The  accompanying  supplemental  schedule of assets
(held at end of year) as of  December  31,  2005 is  presented  for  purposes of additional  analysis and is not a required part of the financial  statements but is  supplementary  information  required by the  Department of Labor's Rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security Act of 1974. This  supplemental  schedule is the  responsibility of the
Plan's  management.  The  supplemental  schedule has been  subjected to auditing procedures  applied  in our  audits  of the  financial  statements  and,  in our opinion,  is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 9, 2006

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                 Statements of Net Assets Available for Benefits

                                                              December 31
                                                         2005             2004
                                                      ---------        ---------
ASSETS
Investments                                          $4,281,046       $3,862,238

Contributions receivable:
   Participants                                           2,874            2,092
   Employer                                              10,940             --
                                                      ---------        ---------
                                                         13,814            2,092
                                                      ---------        ---------
Total assets                                          4,294,860        3,864,330
                                                      ---------        ---------

LIABILITIES
Return of excess participant deferrals                    6,976             --
                                                      ---------        ---------
Net assets available for benefits                    $4,287,884       $3,864,330
                                                     ==========       ==========

SEE ACCOMPANYING NOTES.

                           401(k) Savings Plan of Lynch Corporation
                                  and Participating Employers

                  Statements of Changes in Net Assets Available for Benefits

                                                                    Year Ended December 31
                                                                2005                 2004
                                                           -------------        -------------
ADDITIONS
Interest and dividend income                               $     250,429        $     160,143
Net appreciation in fair value of investments                      6,585              226,630
                                                           -------------        -------------
                                                                 257,014              386,773
Contributions:
   Participants                                                  248,712              234,251
   Employer                                                       43,906               38,773
                                                           -------------        -------------
                                                                 292,618              273,024
                                                           -------------        -------------
Total additions                                                  549,632              659,797

DEDUCTIONS
Benefits paid directly to participants                           114,868              138,939
Fees                                                              11,210               12,420
                                                           -------------        -------------
Total deductions                                                 126,078              151,359
                                                           -------------        -------------
Net increase                                                     423,554              508,438

Net assets available for benefits at beginning
   of year                                                     3,864,330            3,355,892
                                                           -------------        -------------
Net assets available for benefits at end of year           $   4,287,884        $   3,864,330
                                                           =============        =============

SEE ACCOMPANYING NOTES.

                                               3

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                          Notes to Financial Statements

                                December 31, 2005

1.       DESCRIPTION OF PLAN

The following  description of the 401(k) Savings Plan of Lynch  Corporation (the
Company)  and   Participating   Employers   (the  Plan)  provides  only  general
information.   For  a  more  complete  description  of  the  Plan's  provisions, participants  should refer to the Plan  Agreement,  which is available  from the
Company.

GENERAL

The Plan is a defined  contribution  plan  covering all employees of the Company and the employees of certain of its  subsidiaries,  who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive  12-month period. The Plan is subject to the provisions of the Employee  Retirement Income
Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute,  on a pretax basis,  between 1% and 15% of their total annual  compensation to the Plan up to the maximum allowed under the
Internal Revenue Code (the Code).

An annual mandatory employer matching contribution is made to each participant's account equal to 62.5% of the first $800 of the participant's  contribution,  as defined in the Plan  agreement,  generally  on or about the closing  date of the
Plan  year.  In  addition,   the  Company  may  make  a  discretionary  matching
contribution  equal  to a  percentage  of the  first  $800 of the  participant's contribution. No such discretionary contribution was made in 2005 or 2004.

PARTICIPANTS' ACCOUNTS

Each  participant's  account is credited with the  participant's  contributions, employer contributions,  and Plan earnings. Allocations are based on participant earnings or account balances,  as defined in the Plan Agreement.  The benefit to which a  participant  is entitled is the benefit  that can be provided  from the participant's account.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

1.       DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants  are vested  immediately in all  contributions  to their  accounts, including the Company's matching contributions (mandatory and discretionary,  if any) and investment earnings.

PAYMENT OF BENEFITS

Participant  benefits are paid as soon as practicable  following  termination of employment, permanent disability,  retirement, death, or upon termination of the
Plan in accordance  with the terms of the Plan Agreement.  All benefit  payments are made in  lump-sum  payments  for an  amount  equal to the fair  value of the participant's vested account balance.

PARTICIPANT LOANS

Participants  may borrow  from their fund  accounts a minimum of $1,000 or up to
50% of their account balance (not to exceed  $50,000).  All loans must, by their terms,  require repayment over a period not to exceed five years, unless for the purchase  of the  participant's  primary  residence  for which the term shall be determined by the Company.  The loans are secured by the  participant's  account and bear interest at a reasonable rate as determined by the plan administrator.

PLAN TERMINATION

Although  it has not  expressed  any intent to do so, the  Company has the right under the Plan to discontinue its contributions at any time and to terminate the
Plan, subject to the provisions of ERISA.

EXPENSES

The majority of the Plan's administrative expenses are paid by the Company.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

2.       SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

The Plan's  investments are stated at fair value. The shares of mutual funds are valued at quoted market prices,  which  represent the net asset values of shares held by the Plan at year end.  Common stock is valued at the last reported sales price on the last  business  day of the year.  The fair  value of  participation units  owned by the Plan in the  common  collective  trust  fund is based on the redemption value of the fund on the last business day of the plan year.

The Lynch  Corporation Stock Fund (the Fund) is tracked on a unitized basis. The
Fund  consists of Lynch  Corporation  common  stock and funds held in the Galaxy
U.S. Treasury Fund sufficient to meet the Fund's daily cash needs. Unitizing the
Fund allows for daily trades.  The value of a unit reflects the combined  market value of Lynch  Corporation  common stock and the cash  investments  held by the
Fund. At December 31, 2005,  9,754 units were  outstanding with a value of $8.39 per unit  (8,149  units  were  outstanding  with a value of  $13.73  per unit at
December 31, 2004).

The  participant  loans  are  valued  at  their  outstanding   balances,   which
approximate fair value.

Purchases and sales of securities are recorded on a trade-date  basis.  Interest income  is  recorded  on  the  accrual  basis.  Dividends  are  recorded  on the ex-dividend date.

USE OF ESTIMATES

The  preparation  of financial  statements  in  conformity  with U.S.  generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial  statements and accompanying notes. Actual results could differ from those estimates.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

3.       INVESTMENTS

During 2005 and 2004, the Plan's investments  (including  investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

                                                        Year Ended December 31
                                                         2005             2004
                                                      ---------        ---------
Net appreciation in fair value of investments:
   Common stock                                       $ (63,460)       $  44,044
   Mutual funds                                          70,045          182,586
                                                      ---------        ---------
                                                      $   6,585        $ 226,630
                                                      =========        =========

The fair  value of  individual  investments  that  represents  5% or more of the
Plan's net assets available for benefits is as follows:

                                                              December 31
                                                         2005             2004
                                                      ---------        ---------
Franklin Mutual Qualified Fund                       $1,470,359       $1,272,472
Fleet Stable Asset Fund                               1,417,305        1,346,768
Franklin Mutual Discovery Fund                          586,807          473,673
Columbia Government Reserves Fund (formerly
   Galaxy U.S. Treasury Money Market Fund)              301,296          271,204

4.       RISKS AND UNCERTAINTIES

The Plan invests in various  investment  securities.  Investment  securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities,  it is at least reasonably  possible  that changes in the values of investment  securities  will
occur  in  the  near  term  and  that  such  changes  could  materially   affect
participants' account balances and the amounts reported in the statements of net assets available for benefits.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

5.       INCOME TAX STATUS

The Plan has received a determination  letter from the Internal  Revenue Service dated May 27, 2003,  stating that the Plan is qualified  under Section 401(a) of the Code and,  therefore,  the  related  trust is  exempt  from  taxation.  Once qualified,  the Plan is  required  to  operate  in  conformity  with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain its qualification.

                              Supplemental Schedule

                                 401(k) Savings Plan of Lynch Corporation
                                        and Participating Employers

                                 401(k) Savings Plan of Lynch Corporation

                                        and Participating Employers

                                         EIN #38-1799862 Plan #004

                      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                             December 31, 2005

    IDENTITY OF ISSUER,                   DESCRIPTION OF INVESTMENT, INCLUDING
        BORROWER,                           MATURITY DATE, RATE OF INTEREST,                      CURRENT
   LESSOR OR SIMILAR PARTY                      PAR OR MATURITY VALUE               SHARES         VALUE
------------------------------        ------------------------------------------   -------      ----------

AMVESCAP National
   Trust Company                      Franklin Mutual Fund                          74,223      $1,470,359
                                      *Fleet Stable Asset Fund                     141,731       1,417,305
                                      Franklin Mutual Discovery Fund                22,338         586,807
                                      *Columbia Government Reserves Fund
                                        (formerly Galaxy U.S. Treasury Money
                                        Market Fund)                               301,296         301,296
                                      *Columbia Acorn USA Fund                       6,001         162,203
                                      *Columbia Core Bond Z Fund (formerly
                                        Columbia Quality Bond Plus Fund)             3,795          40,375
                                      *AIM Global Aggressive Growth Fund             1,876          40,172
                                      American Century Value Fund                    4,909          34,117
                                      *AIM Diversified Dividend Fund
                                        (formerly AIM Core Stock Fund)               1,723          21,387
                                      *Columbia Balanced Fund                          703          15,485
                                      *AIM Global Health Care Fund
                                        (formerly AIM Health Sciences Fund)            301           9,063
                                      *AIM Blue Chip Investor Fund                     345           4,159
                                      *AIM Technology Fund                             120           3,101
Fleet National Bank
                                      *Lynch Corporation - Stock Fund                9,754          81,916
                                      *Lynch Interactive Corporation -
                                        Common Stock                                 1,861          40,448
                                      Sunshine PCS Corp. - Common Stock              2,269             255
                                      Morgan Group Holding Company -
                                        Common Stock                                 2,057             206

Participant loans*                    4% to 9.5%                                                    52,392
                                                                                                ----------
                                                                                                $4,281,046
                                                                                                ==========

   * Indicates party-in-interest to the Plan.

                                                     9

                                   SIGNATURES

         The Plan.  Pursuant to the requirements of the Securities  Exchange Act of 1934,  the trustees (or other  persons who  administer  the employee  benefit plan)  have duly  caused  this  annual  report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  401(K) SAVINGS PLAN OF LYNCH
                                  CORPORATION AND PARTICIPATING EMPLOYEES

Date:  June 27, 2006              /s/ Eugene C. Hynes
                                  -------------------------------------
                                  Name:    Eugene C. Hynes
                                  Title:   Vice President of Lynch Corporation

                                       10